VanEck Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

January 9, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Vectors ETF Trust (the “Trust”) (File Nos: 333-123257 and 811-10325)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of Post-Effective Amendment No. 2,586 (the “Amendment”), which was filed with the Securities and Exchange Commission via EDGAR (Accession No. 0000930413-17-004010) on December 11, 2017. The Amendment relates solely to VanEck Vectors Bitcoin Strategy ETF. No securities were sold in connection with the Amendment and the Trust is hereby withdrawing the Amendment per the Staff’s request.

If you would like to discuss this letter in further detail or if you have any questions, please feel free to contact me at (212) 293-2048. Thank you.

Best regards,

/s/ Matthew A. Babinsky

Matthew A. Babinsky

Assistant Vice President and Assistant Secretary